SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

	                    Amendment No. 7

                   Telephone and Data Systems, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             879433100
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
                           (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          August 31, 2005
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]





CUSIP No. 879433100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    4,030,015 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    1,636,700 shares (Shared)
                                          936,800 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    4,957,815 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :    1,636,700 shares (Shared)
                                            9,000 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,603,515 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES  [X] See Item 5(a)
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.9%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.


CUSIP No. 879433100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	1,636,700 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	1,636,700 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,636,700 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.2%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________

Note: All shares identified above are shares of the Issuer?s class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.





CUSIP No. 879433100                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None  (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________

Note: All shares identified above are shares of the Issuer?s class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.



Item 5.  Interest In Securities Of The Issuer

Item 5 shall be amended and restated as follows:

(a)	The aggregate number and percentage of Securities to which this Schedule
13D relates is 6,603,515 shares of the common stock of the Issuer, constituting approximately 12.9% of the 51,219,733 shares outstanding.

                         Common                %  of outstanding
                         Shares Held           Common Shares
___________________________________________________________________
Voting Authority

Sole:                    4,030,015             7.9%
Shared:                  1,636,700*            3.2%
None:                      936,800             1.8%

Total                    6,603,515             12.9%

 *Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust. Does not include 84,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

Dispositive Authority

Sole:                    4,957,815             9.7%
Shared:                  1,636,700*            3.2%
None:                        9,000             0.0%

Total                    6,603,515            12.9%

*Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust. Does not include 84,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Transactions in the Securities during the past sixty days are attached as Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.



                                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 8, 2005


                                   SOUTHEASTERN ASSET MANAGEMENT, INC.

                                   By /s/ Andrew R. McCarroll
                                   _______________________________
                                   Andrew R. McCarroll
                                   Vice President & General Counsel


                                   LONGLEAF PARTNERS FUND

                                   By /s/ O. Mason Hawkins
                                   _______________________________
                                   O. Mason Hawkins
                                   Trustee and Co-Portfolio Manager


                                   O. MASON HAWKINS
                                   (Individually)

                                   /s/ O. Mason Hawkins
                                   _______________________________



                        Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Amendment No. 1 to Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 1 to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of September 8, 2005.

                                Southeastern Asset Management, Inc.

                                By:  /s/ Andrew R. McCarroll
 		      	        __________________________________
                                Andrew R. McCarroll
                                Vice President and General Counsel

                                Longleaf Partners Fund

                                By: /s/ O. Mason Hawkins
                                __________________________________
                                O. Mason Hawkins
                                Trustee and Co-Portfolio Manager

                                O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                                __________________________________



                               Schedule II
                   Transactions in the Last Sixty Days

Transaction Type      Date          # of Shares *    Price per Share **

Sale                  08/31/05      113,600          $40.60
Sale                  08/30/05        2,200          $40.45
Sale                  08/26/05       45,000          $40.08
Sale                  08/25/05       40,900          $40.35
Sale                  08/24/05       10,000          $40.81
Sale                  08/23/05       20,900          $40.80
Sale                  08/22/05        1,400          $41.07
Sale                  08/19/05        6,700          $41.01
Sale                  08/16/05       46,300          $41.92
Sale                  08/15/05       64,600          $42.00
Sale                  08/12/05      199,900          $41.54
Sale                  08/11/05       38,600          $40.40
Sale                  08/10/05       57,800          $40.58
Sale                  08/09/05      300,000          $40.56
Sale                  08/08/05       32,300          $40.49
Sale                  08/05/05       12,600          $40.11
Sale                  08/04/05       10,000          $40.04
Sale                  08/03/05       45,700          $40.05
Sale                  08/01/05       75,600          $39.81
Sale                  07/29/05       94,400          $39.50
Sale                  07/28/05       10,000          $39.47
Sale                  07/27/05       28,400          $39.61
Sale                  07/26/05      473,700          $39.92
Sale                  07/25/05      222,600          $39.78
Sale                  07/22/05       65,500          $40.00
Sale                  07/21/05        5,700          $40.51
Sale                  07/20/05       88,300          $40.80
Sale                  07/19/05       79,400          $40.85
Sale                  07/18/05      110,000          $40.67
Sale                  07/15/05      500,200          $40.01
Sale                  07/14/05      253,800          $40.23
Sale                  07/13/05      256,500          $40.41
Sale                  07/12/05      404,800          $40.46
Sale                  07/11/05      148,200          $40.19
Sale                  07/08/05       28,000          $40.14
Sale                  07/07/05      172,600          $39.81
Sale                  07/06/05       95,100          $40.16
Sale                  07/05/05       37,900          $41.12
Sale                  07/01/05      101,400          $40.99

Purchases and sales by Southeastern's private account clients, unless otherwise indicated, in the ordinary course of business on the American Stock Exchange or through Electronic Communication Networks (ECNs).

* Includes sales by Longleaf Partners Fund as follows: 66,300 shares on 7/1; 16,500 shares on 7/5; 81,200 shares on 7/6; 63,600 shares on 7/7; 9,000 shares on 7/8; 50,200 shares on 7/11; 144,100 on 7/12; 94,000 on 7/13; 79,300 on 7/14;
179,200 on 7/15; 34,900 on 7/18; 37,400 on 7/19; 28,600 on 7/20; 2,000 on 7/21;
21,000 on 7/22; 84,600 on 7/25; 148,700 on 7/26; 13,300 on 7/27; 10,000 on
7/28; 94,400 on 7/29; 16,200 on 8/1; 45,700 o 8/3; 11,000 on 8/8; 98,000 on
8/9; 27,000 on 8/10; 38,600 on 8/11; 73,100 on 8/12; 59,500 on 8/15; 14,900 on
8/16; 6,700 on 8/19; 500 on 8/22; 7,000 on 8/23; 6,100 on 8/24; 19,100 on 8/25;
19,700 on 8/26; 1,200 on 8/30; 81,300 on 8/31.

** Net of commissions




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